Via Facsimile and U.S. Mail
Mail Stop 03-09


							April 27, 2005


Samuel S. Duffey, Esquire
General Counsel
Accentia Biopharmaceuticals, Inc.
5310 Cypress Center Drive #101
Tampa, Florida 33609

Re:	Accentia Biopharmaceuticals, Inc.
	Amendment #1 to Registration Statement on Form S-1
	Filed April 6, 2005
      File Number 333-122769

Dear Mr. Duffey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Risk Factors

Current or future clinical trials for SinuNase and/or Biovaxid may demonstrate ..., page 12
1. We note your response to comment 13. Please delete or revise your use of the word "serious" in this risk factor. Your use of mitigating language and determination of whether a side effect is serious is not appropriate.

We occasionally become subject to commercial disputes that could harm
...., page 31
2. We note your response to comment 14 and your statement, "[w]e believe that the final outcome of the current litigation matters described above will not have a material adverse effect on our financial position and results of operations, and we believe that we will not be required to expend a significant amount of resources defending such claims." Should you retain this statement, please explain why you believe this to be true.
Our clinical trials for SinuNase and/or Biovaxid may produce negative
...., page 12
3. We note your response to comment 18 and reissue the comment in part. Please address the potential consequences if you are required to perform additional preclinical and phase III clinical studies.

Selected Consolidated Financial Data, page 44
4. Please explain to us supplementally why the amount shown for total stockholders` equity (deficit) as of September 30, 2002 does not agree to the amount shown on the consolidated statement of stockholders` deficit.
5. We note your disclosure that the selected consolidated financial data as of September 30, 2002 is audited. Since there is not an audit report covering this period for the balance sheet please remove the "audited" caption.

Contractual Obligations and Off-Balance Sheet Arrangements, page
72
6. We note your response to comment 50. Since payments in connection with the Ryan agreement are included in the table, please include the significant terms of the agreement in the notes to financial statements. Furthermore, please explain to us supplementally why payments to Arius, PPD and McKesson are not included.
Other Transactions, page 131
7. We note your response to comment 62 and reissue the comment in part. Please disclose what the termination provisions are for the line of credit.

Accentia Biopharmaceuticals, Inc. and Subsidiaries Consolidated
Financial Statements

Notes to Consolidated Financial Statements
Note 1. Description of business and summary of significant accounting policies
Revenue Recognition, page F-21
8. In your discussion of consulting services revenue, please expand your disclosure to explain how service costs incurred are indicative of the services received by the customer. Since you are using an input measure, the disclosure needs to be clear on how the input measure reflects the pattern in which obligations to the customer are fulfilled.
9. Your response to the last bullet of comment 79 did not explain why it is appropriate to recognize revenue at an earlier point than when the amounts are billable. Please explain how you would account for a termination of a contract. Would you collect amounts for all service performed through the date of termination even if not billed at the date of termination or only the amounts that were billable prior to the date of termination?

Note 3. Acquisitions and dispositions
10. Remove the description "effective date" and disclose the legal closing date of each acquisition. The financial statements should include the results of operations of each acquisition from the legal date of each acquisition. Use of a different "effective" date is not appropriate. Accordingly, remove the disclosure on page F-30 that states that use of the retroactive effective data was nominal.
11. Disclose at what date the revenues and expenses of Analytica are included in the financial statements. Also disclose the date in June
2003 that you first recognized Biovest`s results of operations. Confirm for each acquisition for which separate financial statements are required that no more than three months exists between the date of the acquisition and the date of the separate financial statements of the target.
12. With regard to comment 84, the purchase price disclosed should reflect how the registrant accounted for the acquisition of Biovest.
Please revise the purchase price allocation to disclose the amounts reflected in the consolidated financial statements for the acquisition. The allocation of the $20 million may be retained if reconciled to the amounts ultimately reflected in the financial statements. Please elaborate on consolidating the subsidiary when only $2.5 million of the purchase price was paid in cash at the acquisition date. Clearly explain why the financial statements do not include the full $20 million purchase price.

Purchased in-process research and development, page F-28
13. The disclosure on page F-28 states that cash inflows from the Biovaxid project were anticipated to commence in fiscal 2004. As the project in still in the Phase III trial stage, the cash flow disclosure appears inaccurate. Please revise or advise.
14. The amount disclosed as estimated costs to complete the project is $29.9 million whereas your letter states the amount is $40.2 million. Please advise or revise.




Pro forma results of operations, page F-29
15. We note your response to comment 85 and that $0.3 million of the purchase price was allocated to goodwill. Please include an explanation of the fact that on page 52 you state that $0.6 million of goodwill was capitalized and this was reduced to $0.3 million as a result of an impairment.

Note 6. Other intangible assets, page F-31
16. We note that the amount shown in the first table for product rights not yet amortized as of December 31, 2004 of $14,968,050 does not agree to the amount shown on the table of product rights by product of $14,918,050. Please revise or advise.
17. We note that the amount shown on page F-31 in the first table as
amortizable intangible assets as of September 30, 2003 of
$1,606,000
does not agree to the amount shown in the following tables of $3,301,829. Please revise or advise.
18. We note your response to comment 86. Please clarify whether the product rights that are not yet amortized have obtained FDA approval.
For each product under development please justify capitalizing amounts paid as assets. Provide references to supporting authoritative literature, explain the nature of the right acquired and explain why the amounts should not be expensed as research and development expense. In addition, provide the same information for each product that has been launched. Justify capitalization at the time of each payment noting the status of the product at the time of each payment.

Note 10. Related party transactions, page F-37
19. We have read your response to comment 87. Please include this additional information in your note to financial statements specifically the fact that you have no recourse with regard to the amounts paid to BDSI for the royalty rights.

Note 15.  Impairment Charges
20. It is not clear from the revised disclosure in Note 15 and your response to comment 91 what triggered the impairment. It appears you recognized an impairment at the date of acquisition. An immediate impairment is usually not appropriate. Please more fully explain your accounting with references to supporting authoritative literature. Explain what event(s) triggered the impairment.

BioVest International Inc. Financial Statements
21. With regard to comment 94, it does not appear that you have provided two years of audited financial statements (fiscal 2002 and
2003) of BioVest as required.  Please revise or advise.
Exhibits
22. We note your response to comment 98. However, there is a reference to independent valuations on page 54 in relation to the fair value determination of privately-held equity securities. If the reference to independent valuations is retained, you should name the firm(s) and provide a consent from each party.
23. Please revise the footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed separately with the Commission.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Vanessa Robertson at (202) 824-5504 or Lisa
Vanjoske at (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact
Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Curt P. Creely
	Foley & Lardner LLP
	100 North Tampa St., Suite 2700
	Tampa, Florida 33602

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Samuel S. Duffey
Accentia Biopharmaceuticals, Inc.
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